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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

and

SCHEDULE 13E-3
Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

INSTRUMENTATION LABORATORY S.P.A.
(Name of Subject Company (Issuer))

IZASA DISTRIBUCIONES TÉCNICAS S.A.
GRUPO CH-WERFEN, S.A.
JOSÉ MARIA RUBIRALTA
FRANCISCO RUBIRALTA

(Names of Filing Persons (identifying status as offeror, issuer or other person))

American Depositary Shares,
Each Representing the Right to Receive One Ordinary Share, Par Value €0.33
(Title of Class of Securities)

457810109*
(CUSIP Number of Class of Securities)

Mr. José Maria Rubiralta
Izasa Distribuciones Técnicas S.A.
Aragon, 90, 08015 Barcelona, Spain
(+34 93) 401-0108

with a copy to:
Timothy E. Peterson, Esq.
Fried, Frank, Harris, Shriver & Jacobson (London) LLP
99 City Road, London EC1Y 1AX, United Kingdom
(+44 20) 7972-9600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee

$946,117.50	$189.22

**
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding American depositary shares ("ADSs"), each representing the right to receive one ordinary share, par value €0.33 per share, of Instrumentation Laboratory S.p.A., a corporation organized under the laws of the Republic of Italy (the "Company") at a price of U.S.$0.98 per ADS net to the seller in cash, without interest thereon. Based on the Company's representation, as of February 10, 2006, there were 965,426 ADSs outstanding. The transaction value is equal to U.S.$0.98 per ADS multiplied by 965,426, the maximum number of ADSs to be received by the Offeror in the Offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$200
Form or Registration No.:	Schedule TO/13E-3
Filing Party:	Izasa Distribuciones Técnicas S.A., Grupo CH-Werfen, S.A., José Maria Rubiralta, Francisco Rubiralta
Date Filed:	February 10, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*
CUSIP Number is for American depositary shares.

INTRODUCTION

        This Amendment No. 1 (this "Amendment") amends and supplements the combined Schedule TO and Schedule 13E-3 originally filed under cover of Schedule TO with the Securities and Exchange Commission on February 10, 2006 (as amended, the "Schedule TO") by Izasa Distribuciones Técnicas S.A., a corporation organized under the laws of The Kingdom of Spain (the "Offeror"), Grupo CH-Werfen, S.A., a corporation organized under the laws of The Kingdom of Spain (the "Parent"), José Maria Rubiralta and Francisco Rubiralta. The Schedule TO relates to the offer to purchase any and all of the outstanding American depositary shares ("ADSs"), each representing the right to receive one ordinary share, par value €0.33 per share, of Instrumentation Laboratory S.p.A., a corporation organized under the laws of the Republic of Italy (the "Company"). The purchase price for the ADSs will be U.S.$0.98 per ADS, net to the seller in cash, without interest (the "Offer Price"), payable as described in the Offer to Purchase, dated February 10, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. The ADSs are issued pursuant to a deposit agreement entered into in October 1996 between the Company and The Bank of New York, as depositary. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

        (1)   The answer to the question "What is the most significant condition of the offer?" on page ii of the Offer to Purchase is amended in its entirety to read as follows:

  "The number of record holders must, in our reasonable opinion, be reduced sufficiently to permit Instrumentation Laboratory S.p.A. to terminate or suspend all of its reporting obligations under the Securities Exchange Act of 1934."

        (2)   The answer to the question "What is the market value of my ADSs as of a recent date?" on page iv of the Offer to Purchase is amended to read in its entirety as follows:

  "There is a limited and sporadic trading market for ADSs. As a result, current market data is limited. From September 1, 2005 through February 9, 2006 ADSs traded on nine days with prices ranging from a low of U.S.$0.15 to a high of U.S.$0.50. The last reported sale price during that period was U.S.$0.40 on December 30, 2005. From the date the Offer was launched on February 10, 2006 through March 9, 2006, ADSs traded on 9 days with prices ranging from a low of U.S.$0.60 to a high of U.S.$1.01. The last reported sale price for ADSs during that period was U.S.$1.00 on March 2, 2006. Before deciding whether to tender into the offer, you should obtain a current market quotation for ADSs (symbol "ISLBY") on www.pinksheets.com or from your broker."

ITEM 2. SUBJECT COMPANY INFORMATION.

        (3)   The last paragraph in the section "SPECIAL FACTORS—Background of the Offer" on page 6 of the Offer to Purchase is amended in its entirety to read as follows:

  "Currently, there is a limited and sporadic trading market for ADSs and no trading market for the ordinary shares although quotations for ADSs are available in the Pink Sheets®. In recent months, many trading days have passed without any market-maker providing a quotation, and from September 1, 2005 through February 9, 2006 trading occurred on only nine days with trading prices ranging from a low of U.S.$0.15 to a high of U.S.$0.50. The last trade occurred on December 30, 2005 at a high price of $0.40 per ADS. From the date the Offer was launched on February 10, 2006 through March 9, 2006, ADSs traded on 9 days with prices ranging from a low of U.S.$0.60 to a high of U.S.$1.01. The last reported sale price for ADSs during that period was U.S.$1.00 on March 2, 2006. See "THE OFFER—5. Price Range of ADSs; Dividends."

        (4)   The chart containing trading prices of the Company's ADSs in the section "THE OFFER—Price Range of ADSs; Dividends" on page 29 of the Offer to Purchase and the second paragraph in the section "THE OFFER—Price Range of ADSs; Dividends" on page 29 of the Offer to Purchase are amended in their entirety to read as follows:

Period	High	Low
Fiscal 2006
First Quarter	$0.60	$1.01
Fiscal 2005
Fourth Quarter	$0.50	$0.40
Third Quarter	$0.15	$0.15
Second Quarter	$1.00	$0.15
First Quarter	$0.17	$0.15
Fiscal 2004
Fourth Quarter	$1.00	$0.15
Third Quarter	$0.17	$0.15
Second Quarter	$0.30	$0.30
First Quarter	$0.30	$0.30

        On February 9, 2006, the last full day that quotations were available prior to the first public announcement of the Offeror's intention to make the Offer, the high bid price for ADSs as reported by Pink Sheets® was U.S.$0.40. The last trade was U.S.$0.40 for 1,100 ADSs on December 30, 2005. In recent months, many trading days have passed without any market-maker providing a quotation. From September 1, 2005 to February 9, 2006 only 47,750 ADSs traded and trading occurred on nine days. From the date the Offer was launched on February 10, 2006 through March 9, 2006, ADSs traded on 9 days with prices ranging from a low of U.S.$0.60 to a high of U.S.$1.01. The last reported sale price for ADSs during that period was U.S.$1.00 on March 2, 2006.

ITEM 4. TERMS OF THE TRANSACTION.

        (5)   The second sentence of the third paragraph in the section INTRODUCTION on page 1 of the Offer to Purchase is amended in its entirety to read as follows:

  "THESE CONDITIONS INCLUDE THE REQUIREMENT THAT THE PURCHASE OF ADSs PURSUANT TO THE OFFER WILL RESULT IN THE NUMBER OF RECORD HOLDERS OF ORDINARY SHARES AND THE ADSs BEING, IN THE OFFEROR'S REASONABLE OPINION, REDUCED SUFFICIENTLY TO PERMIT THE COMPANY TO TERMINATE OR SUSPEND ALL OF ITS REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT")."

        (6)   The title of the section "SPECIAL FACTORS—8. Certain Tax Consequences" on page 16 of the Offer to Purchase is amended to replace "certain" with "material."

        (7)   The first sentence of the section "SPECIAL FACTORS—8. Certain Tax Consequences" on page 16 of the Offer to Purchase is amended to replace "principal" with "material."

        (8)   The first sentence under the subheading "Certain U.S. Federal Income Tax Consequences" in the section "SPECIAL FACTORS—8. Certain Tax Consequences" on page 16 of the Offer to Purchase is amended to replace "certain" with "the material."

        (9)   The fifth paragraph in the section "THE OFFER—1. Terms of the Offer" on page 22 of the Offer to Purchase is amended in its entirety to read as follows:

  "Subject to the Commission's applicable rules and regulations, the Offeror also expressly reserves the right, in its sole discretion (i) at any time and from time to time, to delay payment for any ADSs regardless of whether such ADSs were theretofore accepted for payment, or to terminate the Offer and not to accept for payment or pay for any ADSs not theretofore accepted for payment or paid for, by giving oral or written notice of such delay or termination to the Depositary, and (ii) to waive a condition of the Offer or to amend the Offer in any respect. The Offeror's right to delay payment for any ADSs or not to pay for any ADSs theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, relating to the Offeror's obligation to pay for or return tendered ADSs promptly after the termination or withdrawal of the Offer."

        (10) The section "THE OFFER—9. Certain Conditions of the Offer" starting on page 39 of the Offer to Purchase is amended in its entirety to read as follows:

  "Notwithstanding any other term of the Offer, the Offeror shall not be required to accept for payment or to pay for any ADSs not theretofore accepted for payment or paid for, subject to applicable rules and regulations of the Commission, and may terminate, extend or amend the Offer if at any time, on or after February 10, 2006, and before the Expiration Date, any of the following conditions exist or shall occur and remain in effect:

  (a)
  there would remain, in the Offeror's reasonable opinion, a number of holders of record of the Shares in excess of the number that would permit the Company to terminate or suspend all of its reporting obligations under the Exchange Act upon completion of the Offer;

  (b)
  there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, U.S. or foreign (each, a "Governmental Facility"), or by any other person, U.S. or foreign, before any court or Governmental Facility, (i)(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, other than as described herein, in connection with the making of the Offer or the acceptance for payment of, or payment for, some of or all the ADSs by the Offeror or (B) seeking to obtain material damages in connection with the foregoing, (ii) seeking to, or which is reasonably likely to, restrain, prohibit or limit the ownership or operation by the Offeror or any of its affiliates of all or any portion of the Company's business or assets and its subsidiaries or of the Offeror, or any of the Company's affiliates or to compel the Offeror or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or all or any portion of the business or assets of the Offeror or any of its affiliates or seeking to impose, or which is reasonably likely to result in, any limitation on the ability of the Company or any of its subsidiaries or the Offeror, or any of its affiliates to conduct any of such businesses or own any of such assets, (iii) seeking to impose or confirm limitations on the ability of the Offeror or any of its affiliates effectively to exercise full rights of ownership of the ADSs, including, without limitation, the right to vote any ADSs acquired or owned by the Offeror or any of its affiliates on matters properly presented to holders of the Company's Shares, (iv) seeking to require divestiture by the Offeror or any of its affiliates of any Shares, (v) seeking any material diminution in the benefits expected to be derived by the Offeror or any of its affiliates as a result of the transactions contemplated by the Offer, (vi) which is otherwise directly or indirectly relating to the Offer and which might materially adversely affect the Company or any of its subsidiaries or the Offeror or any of its affiliates or the value of the

    Shares, or (vii) adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries;

  (c)
  there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Offeror or any of its affiliates of the foregoing or the Company or any of its subsidiaries or (ii) the Offer by any government, legislative body or court, U.S. or foreign, or Governmental Facility that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (c) above;

  (d)
  any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries that is or may be materially adverse to the Company or any of its subsidiaries, or the Offeror shall have become aware of any facts that have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the ADSs to the Offeror or any of its affiliates;

  (e)
  there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or in any country in Europe, (ii) any change which has had or may have a materially adverse effect on the securities or financial markets in the United States, in any country in Europe or any material change in the market price of the ADSs, (iii) any change in the general political, market, economic or financial conditions in the United States, in any country in Europe or elsewhere that could have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries or the value of the ADSs, (iv) any material change in United States or European currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or in any country in Europe, or (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Facility, or other event that might affect the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or any country in Europe, or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

  (f)
  any necessary approval, permit, authorization, favorable review or consent of any Governmental Facility shall not have been obtained on terms satisfactory to the Offeror;

  which, in the reasonable judgment of the Offeror in any such case, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment.

        The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition and may be waived by the Offeror, in whole or in part, at any time.

        Should the Offer be terminated pursuant to the foregoing provisions, all tendered ADSs not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering holders."

ITEM 12. Exhibits:

        The following Exhibit is added to Item 12 of the Schedule TO:

(a)(5)(ii)	Power of Attorney dated October 19, 1966; summary of translation (original in Spanish)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 8. Fairness of the Transaction.

        (11) The first paragraph of the section "SPECIAL FACTORS—4. Fairness of the Offer" starting on page 8 of the Offer to Purchase is amended in its entirety to read as follows:

  Fairness.    None of the Parent, the Offeror, the Rubiraltas or the Company produced or obtained, or retained any outside person to prepare, any report, opinion or appraisal relating to the value of the Company or the ADSs or the fairness of the Offer. It is unlikely that there will be any competing offers for the ADSs given the Offeror's substantial majority ownership position. Moreover, from September 1, 2005 through February 9, 2006 trades in ADSs occurred on only nine days for a total of 47,750 ADSs, which demonstrates that there is no active trading market for ADSs. Quotes are currently limited and sporadic, and demand for the ADSs has been limited, which may mean that holders of ADSs may not receive another opportunity to sell their ADSs. As a result, holders of ADSs who decide to retain their investment in the Company must be willing to view such an investment as a long-term investment because they may not be able to dispose of their investment in the future. The Parent, the Offeror and the Rubiraltas believe that the Offer is fair (both in terms of price and procedure) to shareholders of the Company who are unaffiliated with the Company. The Parent, the Offeror and the Rubiraltas base their belief that the Offer is fair to the holders of ADSs on the following:

  •
  The ADS holders are receiving the same price per share as Bio-Rad did in its sale of Shares to the Offeror in October 2005.

  •
  Bio-Rad had been the largest minority shareholder of the Company and the price per share received by it was the result of arm's-length negotiations with the Offeror.

  •
  The ADSs are relatively illiquid investments and the Offeror is providing holders with an opportunity to liquidate in a prompt and orderly fashion.

  •
  The ADSs have had very limited trading since the ADSs were delisted from Nasdaq and the Offer provides an opportunity for shareholders to sell any or all of their ADSs.

  •
  The recent historical market prices for the ADSs.

  •
  The Offer Price is significantly above the trading price for the ADSs over the last several years.

  •
  All of the trades between September 1, 2005 and the date of the Offer occurred at a sale price below the Offer Price with the most relevant trading day (due to its volume of 12,000 ADSs traded), December 13, 2005, posting a high sale price of U.S.$0.15 per ADS.

  •
  The recent trading prices have followed the trend of historical prices. The Offer Price is almost twice as high as the highest trading price (U.S.$0.50) during this period.

  •
  The Offer provides the shareholders the opportunity to sell their ADSs at the Offer Price without incurring the transaction costs typically associated with market sales.

  •
  Transfers of ADSs in the market would result in a transferor/transferee paying a brokerage fee. There is no such fee in connection with the Offer. Moreover, the Offeror is paying the termination fee payable to the Depositary in connection with the withdrawal of ordinary shares out of the ADR facility.

  •
  the Offeror and its affiliates have sufficient stock ownership to control the disposition of the Company; however, the Offeror and its affiliates are not interested in selling the Company to a third party.

  •
  The Offeror and its affiliates as controlling shareholders have not in the past considered a third party sale of the Company and therefore such sale is not a practical option for shareholders to consider in evaluating whether they would realize more value from such a sale.

  •
  no investment banking firm is providing research coverage of the ADSs.

  •
  Without research coverage, the ADSs are not an attractive investment opportunity for many investors, particularly institutional investors. As a result, there is less demand for ADSs without this research coverage.

  •
  the Company's historical financial performance.

  •
  The Company's historical financial performance has been mixed. The industry the Company operates in is very competitive and profit margins have been reduced over the last several years. While the Company's operating performance has improved recently, the market the Company operates in continues to be challenging.

  •
  the Offer is not subject to a financing condition.

  •
  Since the Offeror has the financing ability to pay for any or all of the ADSs tendered, ADS holders do not need to consider the risk that financing would not be available as a factor in their decision on whether to accept the Offer.

  •
  the Italian law issues discussed in "—4. Fairness of the Offer—Fiduciary, Statutory and Other Duties Under Italian Law" which dictate that shareholders who do not wish to participate in the Offer cannot be "squeezed out" and may retain their equity interest in the Company.

  •
  The ADS holders will continue to have the ability to remain shareholders of the Company if they choose to do so. While that option may not be attractive to some ADS holders, it does provide another investment opportunity for the ADS holders to consider.

        (12) The sixth paragraph of the section "SPECIAL FACTORS—4. Fairness of the Offer" on page 9 of the Offer to Purchase is amended to insert the following at the end of the paragraph:

  "The book value is based on the historical purchase price for the Company's assets and as a result is not indicative of the fair market value of these assets. Many of these assets were purchased several years ago and those values are not likely to be relevant to an analysis of the true value of the assets today. Moreover, these assets have been integrated into the business and their individual value is difficult to quantify."

        (13) The following new paragraph is inserted as the seventh paragraph of the section "SPECIAL FACTORS—4. Fairness of the Offer" on page 9 of the Offer to Purchase:

  "The Parent, the Offeror and the Rubiraltas did not engage any experts or other valuers in connection with setting the purchase price for the Offer. As described above, the price was set at the same price of the ADSs purchased from Bio-Rad. As a result, the Offer has not evaluated the going concern value or liquidation value of the Company. The Company has also not engaged anyone to do this valuation work since directors of an Italian company have no obligation to do so. As a result, the Offeror has not included these factors in the list above setting forth factors for the shareholders to consider."

        (14) The following new paragraph is inserted as the last paragraph under the subheading "Fiduciary, Statutory and Other Duties Under Italian Law" in section "SPECIAL FACTORS—4. Fairness of the Offer" on page 11 of the Offer to Purchase:

  "In sum, the Offer is not required to be approved by the shareholders or by the Board of Directors of the Company. Moreover, no director of the Company is independent from the Offeror or the Company and therefore the Offer was not evaluated or recommended by any independent directors. However, the Parent, the Offeror and the Rubiraltas do believe the Offer is procedurally fair to shareholders since each shareholder can make its own decision on whether to tender or not. There are no squeeze out provisions under Italian law applicable to the Company and, as a result, this decision by a shareholder cannot be overridden through a corporate transaction that would eliminate their shareholding."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IZASA DISTRIBUCIONES TÉCNICAS S.A.
By:	/s/ JOSÉ MARIA RUBIRALTA Name: José Maria Rubiralta Title: Sole Director
GRUPO CH-WERFEN, S.A.
By:	/s/ JOSÉ MARIA RUBIRALTA Name: José Maria Rubiralta Title: Sole Director
JOSÉ MARIA RUBIRALTA
By:	/s/ JOSÉ MARIA RUBIRALTA José Maria Rubiralta
FRANCISCO RUBIRALTA
By:	/s/ JOSÉ MARIA RUBIRALTA Pursuant to a Power of Attorney granted to José Maria Rubiralta
Dated: March 10, 2006

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 10, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Solicitation/Recommendation Statement filed on Schedule 14D-9 by the Company.*
(a)(3)	Exhibit (a)(1)(i) is incorporated herein by reference.*
(a)(4)	Not applicable.
(a)(5)(i)	Press Release of the Offeror, dated February 10, 2006.*
(a)(5)(ii)	Power of Attorney dated October 19, 1966; summary of translation (original in Spanish).**
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Letter Agreement by and between Instrumentation Laboratory S.p.A., Izasa Distribuciones Técnicas S.A. and The Bank of New York.*
(d)(2)
Settlement Agreement by and between Instrumentation Laboratory S.p.A., Grupo CH-Werfen, S.A., Izasa Distribuciones Técnicas S.A., José Manent, José Luis Martin, Francisco Rubiralta and José Maria Rubiralta on the one hand and Bior-Rad Laboratories Inc., DANSA Partners, Ltd., David Schwartz, Alice N. Schwartz and Norman Schwartz on the other hand.*
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

**
Filed herewith.

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INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 12. Exhibits
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX